

Mail Stop 3561

May 15, 2009

Mr. Mark D. Chen
Chief Executive Officer
Pantheon Arizona Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

>       **Re:    Pantheon Arizona Acquisition Corp.**
>               **Form S-4/A**
>               **File No. 333-155579**
>               **Filed May 6, 2009**

Dear Mr. Chen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A Filed May 6, 2009

General

1.    We note your response to prior comment seven and reissue the comment. Please revise to clarify which securities are being offered on a continuous basis after re-domestication. In this regard, please advise us of the registration of ordinary shares underlying Insider Warrants "to the extent such Insider Warrants are subsequently transferred prior to exercise." It is unclear what transfers or other transactions are covered by this statement in the seventh row of the fee table.

2.    Regarding your response to comment one from our letter dated April 24, 2009, please
      confirm:

      - whether there is any possibility that Pantheon China's security holders will hold
        securities governed by Arizona law except for the transitory moment between (1) the
        merger of Pantheon China and Pantheon Arizona and (2) the immediate subsequent
        continuance of Pantheon Arizona into Pantheon Cayman;
      - whether current Pantheon China security holders will ever have the legal right to
        make any decisions as holders of Pantheon Arizona securities, including voting
        decisions, decisions to dispose of the securities, decisions to exercise appraisal or
        dissenters' rights, decisions to exercise a security, or otherwise;
      - that, after an entity governed by Cayman Islands law is created in this transaction,
        that entity will file, as soon as practicable, a post-effective amendment to this
        registration statement expressly adopting the registration statement as its own
        registration statement for all purposes of the Securities Act of 1933 and the Securities
        Exchange Act of 1934 and setting forth any additional information necessary to
        reflect any material changes made in connection with or resulting from the transaction
        or necessary to keep the registration statement from being misleading in any material
        respect;
      - that the post-effective amendment mentioned above will include all required
        signatures, such as the signatures of (1) the principal executive officer, principal
        financial officer, controller or principal accounting officer and a majority of the
        directors of Pantheon Cayman currently disclosed on page [x] and (2) the duly
        authorized representative of Pantheon Cayman in the United States; and
      - that Pantheon Cayman is not eligible to rely on General Instruction VII.E of Form S-
        1, General Instruction I.A.7 of Form S-3 or the corresponding instructions in Forms
        F-1 and F-3.

3.    We note your response to prior comment two.  Please revise the statement regarding the
      historical trading price valuation to indicate that such price relates to a minority of the
      outstanding shares, including the approximate percentage, which appears to be under
      10%.

4.    We note your response to prior comment eight and the statements regarding information
      made available to solicitees in paragraph two on page five of your response letter dated
      May 6, 2009.  Please further address *Hanson Trust* in light of the disclosure on page 64
      that in 2007, "Ms. Na Wang of Modern expressed a high level of interest in investing in
      CCBS," and that in 2008, "Ms. Na Wang, on behalf of Modern, contacted Albert Chen
      and indicated Modern's interest to invest in CCBS."  We may have further comment.

Letter to Shareholders

5.    We note your response to prior comments five and nine and revised disclosure that YA
      Global and Victory Park have "the ability to block the Redomestication and Business
      Combination" given that 94.3% of the outstanding shares are subject to the put and call
      option agreements.  Notwithstanding the rights of certain parties to effectively prevent

consummation of the merger, it appears from your disclosure on page 64 that the purchase agreements, arrangements and understandings among the company, Modern Develop, YA Global, Victory Park and others are intended, in part, to avoid the proposal being voted down. Please revise to disclose, if true, that one of the goals of the agreements and arrangements was to assist you and CCBS in obtaining the required votes for approval of the business combination and that, if the parties act according to this goal, the votes of 94.3% of the outstanding shares will be sufficient for approval.

6.      In this regard, we note the disclosure on page 59 and elsewhere that the "[w]hile Pantheon believes that it is unlikely that Modern would allow its pre-paid options to expire unexercised, and expects the transactions under the Put and Call Agreements will be consummated, it cannot predict whether Modern would vote in favor of the proposals to be considered at the Special Meeting or seek conversion if such transactions are consummated." It appears that, because the cash conversion price is lower than the per share price Modern would have paid for the shares by approximately $.55 per share, Modern is financially incentivized to vote in favor of the transaction. Please revise or advise.

## Summary, page 1

## Conversion Rights, page 7

7.      We note your response to prior comment 16. Given that there is no discussion in the IPO prospectus regarding the procedures for tendering conversion shares, please explain why it is appropriate to impose the requirement that converting shareholders deliver their shares prior to the special meeting in order to ensure conversion, such that certificates that have not been tendered prior to the special meeting "will not be converted to cash," as disclosed on page eight. Please revise risk factors consistent with your response.

## The Business Combination Proposal, page 57

## Background of Transaction, page 60

## Negotiation of Definitive Agreement, page 63

8.      We note your response to prior comment 18 and the reference on page 64 to actions "in order to avoid the proposal being voted down." Please revise to clarify the extent to which Mark Chen, Albert Chen, Ms. Na Wang, Rodman & Renshaw, YA Global or Victory Park discussed the avoidance of the proposals being voted down as a goal of the purchase, voting and other agreements. It is unclear if and when any such conversations took place and who was involved in the discussions. Also, although you state that "it was not certain how many shares and from which shareholders the new shareholders would be purchasing such shares," you do not indicate if the parties discussed a certain minimum percentage to be purchased or otherwise explain why approximately 80% was the final amount of the put and call option agreements.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 160

Compensation of Directors and Executive Officers, page 166

9.      We note your response to prior comment 24 and the statement on page 167 that a "substantial component of compensation of the named executives is base salary." We also note from the summary compensation table that several individuals, including the CEO and CFO, received no salary in the previous three years. Please revise to clarify the extent to which the salaries paid by the parent company include compensation for services provided to CCBS.

Security Ownership of Certain Beneficial Owners and Management, page 172

10.     We note that Modern Develop Limited filed a Schedule 13D on May 12, 2009, indicating that it is the beneficial owner of 75% of Pantheon China's outstanding common stock. Please revise your ownership table to indicate Modern's interest, or advise.

Exhibits

Exhibit 5.1

11.     We note your response to prior comment 25. Please file material loan and other agreements. We note the employment agreements referenced on page 170.

12.     With respect to the warrants and any other contractual obligations, the opinion must address the laws of the jurisdiction that governs the contract. For example, it appears that the warrants are governed by the laws of New York. Please revise accordingly.

13.     The opinion includes assumptions that are overly broad and inappropriate because they, for example, assume conclusions of law and material facts underlying the opinion. For example, see clauses (c), (d), (e), (f), (g) and (n). Please revise accordingly.

14.     The opinion addresses the "New" ordinary shares but not the "Existing" or other securities. Please revise to provide an opinion addressing the legality of all securities identified in the fee table.

Pantheon China Acquisition Corporation Financial Statements

General

15.     Please note the financial statement updating requirements of Article 3-12(g) of Regulation S-X and provide current consents in any amendment.

Notes to Consolidated Financial Statements

Pantheon China Acquisition Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

16.     We note you have revised the footnotes to Pantheon China Acquisition Corp.'s (Pantheon China) financial statements included in Pantheon Arizona Acquisition Corp.'s (Pantheon Arizona) amended Form S-4. These revisions resulted in additional disclosure regarding the transactions entered into between several of your shareholders and YA Global and Victory Park and the transactions entered into between Pantheon China and YA Global, Victory Park, and Modern Development. As it relates to these revisions, it appears that Pantheon Arizona's Form 10-K for the fiscal year ended December 31, 2008 should be amended to reflect these changes to the financial statements. Please advise or revise.

\*          \*          \*

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:     Norwood P. Beveridge
Fax:    (212) 202-7829